UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70903

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/25 (MM/DD/YY) AND ENDING 06/30/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Golden Gate Global Financial LLC, dba 3G Financial

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

155 North Upper Wacker Drive, Suite 4250
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Susan Hayes	201-401-0975	shayes@pattentraining.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

02/24/09	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Susan Hayes, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Golden Gate Global Financial LLC, dba 3G Financial, as of June 30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Chief Financial Officer/FinOp

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☒ (d) Statement of cash flows.
☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☒ (g) Notes to consolidated financial statements.
☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GOLDEN GATE GLOBAL FINANCIAL, LLC

d/b/a 3G Financial

Financial Statements and Reports of
Independent Registered Public Accounting Firm
Pursuant to Rule 17a-5

June 30, 2026

Golden Gate Global Financial, LLC (d/b/a 3G Financial)
Table of Contents
June 30, 2026

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 9
Supplemental Information	10
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Schedule III - Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
Exemption Certification	14
Report of Independent Registered Public Accounting Firm	15
Exemption Report	16

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Golden Gate Global Financial, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Golden Gate Global Financial, LLC d/b/a 3G Financial as of June 30, 2026, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Golden Gate Global Financial, LLC as of June 30, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Golden Gate Global Financial, LLC's management. Our responsibility is to express an opinion on Golden Gate Global Financial, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Golden Gate Global Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Golden Gate Global Financial, LLC's financial statements. The supplemental information is the responsibility of Golden Gate Global Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as Golden Gate Global Financial, LLC's auditor since 2023.

Celeste, Texas
September 15, 2026

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

Golden Gate Global Financial, LLC
d/b/a 3G Financial
Statement of Financial Condition
June 30, 2026

ASSETS		
Cash	$	32,065
Accounts receivable from affiliated funds		730,000
Prepaid expenses		9,979
Receivable from Parent		3,663
Total Assets	$	775,707
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	3,783
Payable to Affiliate		11,360
Total Liabilities		15,143
MEMBER'S EQUITY		760,564
Total Liabilities and Member's Equity	$	775,707

The accompanying notes are an integral part of these financial statements.

Golden Gate Global Financial, LLC
d/b/a 3G Financial
Statement of Operations
For the Year Ended June 30, 2026

Revenues	
Private placement commissions	$ 930,000
Total revenues	930,000
Expenses	
Compensation and related expenses	213,819
Professional fees	118,674
Occupancy and equipment	12,572
Regulatory fees	8,075
Technology and communications	12,308
Travel and entertainment	6,522
Other expenses	6,737
Total expenses	378,707
Net income	$ 551,293

The accompanying notes are an integral part of these financial statements.

Golden Gate Global Financial, LLC
d/b/a 3G Financial
Statement of Changes in Member's Equity
For the Year Ended June 30, 2026

Balance, June 30, 2025	$	59,271
Net income		551,293
Capital contribution from Member		150,000
Balance, June 30, 2026	$	760,564

The accompanying notes are an integral part of these financial statements.

Golden Gate Global Financial, LLC
d/b/a 3G Financial
Statement of Cash Flows
For the Year Ended June 30, 2026

Cash Flows from Operating Activities	
Net income	$ 551,293
Adjustments to reconcile net income to net cash used in operating activities:	
Change in operating assets and liabilities:	
Increase in accounts receivable from affiliated funds	(730,000)
Increase in prepaid expenses	(130)
Increase in receivable from Parent	(1,821)
Decrease in other assets	1,243
Decrease in accounts payable and accrued expenses	(10,302)
Increase in payable to Affiliate	9,740
Net cash used in operating activities	(179,977)
Cash Flows from Financing Activities	
Capital contribution from Member	150,000
Net cash provided by financing activities	150,000
Net Decrease in Cash	(29,977)
Cash, Beginning of Year	62,042
Cash, End of Year	$ 32,065

Supplemental Disclosures of Cash Flow Information:
There was no cash paid during the year for interest or income taxes.

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Golden Gate Global Financial, LLC d/b/a 3G Financial (the Company) was organized in October 2021, as a limited liability company in accordance with the laws of the State of Delaware. The Company is a wholly-owned subsidiary of GGG Financial, LLC (Parent or Member), a California limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company's operations consist primarily of acting as the placement agent in the distribution of securities issued by affiliated investment funds on a best-efforts basis to accredited investors who are foreign nationals seeking lawful permanent residency in the United States through the EB-5 program. All of the Company's revenues were derived from placement agent services provided to these affiliated funds and their managers.

The Company does not claim an exemption under paragraph (k) of SEC Rule 15c3-3. The Company is a Non-Covered Firm relying on Footnote 74 of SEC Release No. 34-70073 and limits its business activities to receiving transaction-based compensation as placement agent for the private placement of securities.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of participating in the distribution of securities in private placement offerings on a best-efforts basis. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

Revenue Recognition

Significant Judgments

Revenue from contracts includes private placement commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether the performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Private Placement Commissions

The Company provides placement agent and related services in connection with private placement offerings. The Company acts as an agent and records as revenue only the placement fees to which it is entitled. Placement fees may be based on fixed amounts per qualifying investor, a percentage of capital raised, or other terms specified in the applicable agreement. Revenue is recognized when the related placement services have been completed and the contractual conditions for earning the fee have been satisfied. Variable consideration is recognized only to the extent that it is probable that a significant reversal of revenue will not occur.

Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company's taxable income or loss is included in the Partnership tax return of its Parent, resulting in all the federal tax liabilities or benefits relating to the operations of the Company passing through to the members of the Parent. Therefore, federal income taxes are not payable by, or provided for by, the Company.

The Company is subject to state income taxes.

Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments — Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense. There were no credit losses as of June 30, 2026, or for the year then ended.

NOTE 3. RELATED PARTY TRANSACTIONS AND CONCENTRATIONS

The Company, the Parent, and certain investment funds and fund managers for which the Company provides placement agent services are under common ownership and control and, therefore, are considered related parties. In the ordinary course of business, the Company enters into transactions with these affiliated entities pursuant to placement agent and other agreements. Because these transactions are between related parties, their terms may not be indicative of those that would have been obtained in transactions with unrelated parties.

The Company serves as placement agent for private placement offerings sponsored by affiliated investment funds. During the year ended June 30, 2026, all of the Company's private placement commission revenue of $930,000 was derived from these affiliated funds and their managers. At June 30, 2026, accounts receivable from the affiliated funds and their managers totaled $730,000.

Because all of the Company's revenues were derived from these affiliated entities, a reduction in or cessation of their offering activity could have a material adverse effect on the Company's future revenues and results of operations. These transactions may not be indicative of transactions that would have occurred between unrelated parties.

NOTE 4. OFFICE SPACE

The Company was a party to a Co-Working Membership Agreement (Agreement) with the owner of a building. Under the Agreement, the owner provided office space, workstations, utilities, internet access, office equipment, conference space, knowledge resources, and other services for $1,550 per month. The Agreement was terminated January 31, 2026 as the Company relocated. Rent expense under the Agreement for the period from July 1, 2025 through January 31, 2026 was $10,850.

In January 2026, the Company relocated to a virtual office space provided by an affiliate on a month-to-month basis. The services provided include mail handling, communication tools and meeting facilities for an average of $287 per month. Rent expense for the virtual space was $1,722 for the period from January 1, 2026 through June 30, 2026.

Total rent expense for the year ended June 30, 2026 was $12,572. The Company elected to apply the short-term lease exception of ASC 842 to all leases with a term of one year or less.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2026 the Company had net capital of $16,922 which was $11,922 in excess of its minimum required net capital of $5,000. The Company's net capital ratio was .89 to 1.

NOTE 6. EB-5 REGIONAL CENTER PROGRAM

Substantially all of the Company's revenues are derived from private placement offerings associated with the EB-5 Regional Center Program. Under current law, the Regional Center Program is authorized through September 30, 2027. Petitions filed on or before September 30, 2026 generally remain eligible for continued processing if the authorizing legislation later expires; petitions filed after that date do not receive the same statutory protection. Continuation of the Program beyond September 30, 2027 will require further legislation. A lapse, expiration, or material modification of the Program could reduce the volume of offerings in which the Company participates and could have a material adverse effect on the Company's future revenues and results of operations.

NOTE 7. CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company. However, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE 8. SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2026, through September 15, 2026, the date the financial statements were available for issuance. The Company made a distribution of $475,000 to its Parent on August 12, 2026. There were no other material subsequent events requiring recognition or additional disclosure in these financial statements.

Supplemental Information

Golden Gate Global Financial, LLC
d/b/a 3G Financial
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of June 30, 2026

COMPUTATION OF NET CAPITAL		
Total Member's equity	$	760,564
Less non-allowable assets:		
Accounts receivable from affiliated funds		730,000
Prepaid expenses		9,979
Receivable from Parent		3,663
Net capital	$	16,922
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	3,783
Payable to Affiliate		11,360
Total aggregate indebtedness	$	15,143
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of $5,000 or 6-2/3% of total aggregate indebtedness)	$	5,000
Excess net capital	$	11,922
Ratio of aggregate indebtedness to net capital		.89 to 1

Reconciliation of Computation of Net Capital

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited June 30, 2026 FOCUS Report, Part IIA, Form X-17a-5 as amended. Accordingly, no reconciliation is necessary.

Golden Gate Global Financial, LLC
d/b/a 3G Financial
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the
Securities and Exchange Commission
As of June 30, 2026

The Company does not claim exemption under Securities and Exchange Commission Rule 15c3-3 and relies on Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. The Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. Accordingly, the Computation for Determination of Reserve Requirements is not required.

Golden Gate Global Financial, LLC
d/b/a 3G Financial
Schedule III
Information Relating to Possession and Control Requirements
Under Rule 15c3-3 of the
Securities and Exchange Commission
As of June 30, 2026

The Company does not claim exemption under Securities and Exchange Commission Rule 15c3-3 and relies on Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. The Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. Accordingly, Information Relating to Possession and Control Requirements is not required.

Exemption Certification

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Golden Gate Global Financial, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Golden Gate Global Financial, LLC d/b/a 3G Financial (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation as placement agent for the private placement of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Golden Gate Global Financial, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Golden Gate Global Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
September 15, 2026

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

EXEMPTION REPORT

Golden Gate Global Financial, LLC (d/b/a 3G Financial, the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-S, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-S(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation as placement agent for the private placement of securities, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers throughout the period from July 1, 2025 through June 30, 2026, without exception.

____

Golden Gate Global Financial, LLC

d/b/a 3G Financial

I, Susan Hayes, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sign: ______________________________Date: ___09/15/26______________

Susan Hayes
Chief Financial Officer & FinOp
SEC Filing #8-70903
FINRA CRD #317740